

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2008

<u>**Via U.S. Mail and Fax**</u>

Mr. Aaron Samel, Principal Financial Officer
College Tonight, Inc.
6380 Wilshire Boulevard, Suite 1020
Los Angeles, CA 90048

      **RE: College Tonight, Inc.
              Form 10-KSB/A for the year December 31, 2007
              Amended on September 17, 2008
              File no. 0-26599**

Dear Mr. Samel:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                                     Sincerely,

                                     Terry French
                                     Accountant Branch Chief